Issuer Free Writing Prospectus filed
pursuant to Rule 433
Registration No. 333-146961
October 26, 2007

OREZONE RESOURCES INC.
OFFERING OF COMMON SHARES
PRELIMINARY TERMS & CONDITIONS — SUBJECT TO COMPLETION

ISSUER:	Orezone Resources Inc. (the “Company”).

OFFERING:	Offering of • common shares (“Common Shares”).

ISSUE SIZE:	Minimum US$200 million.

ISSUE PRICE:	US$• per Common Share, to be priced in the context of the market.

OVER-ALLOTMENT OPTION:

The Company has granted the underwriters an option, exercisable at the Issue Price within 30 days following the Closing of this Offering, to purchase Common Shares representing up to 15% of the Issue Size to cover over-allotments, if any.

USE OF PROCEEDS:

The net proceeds from the Offering will be used to fund the cash portion of the Company’s purchase of the 60% interest in the Essakane Project from Gold Fields Limited (the “Acquisition”), to finance exploration and potential development activities on the Essakane Project as well as on its other wholly-owned properties, and for general corporate purposes.

FORM OF OFFERING:

Marketed public offering by way of a short-form prospectus filed in all provinces of Canada, except Quebec, and in the United States pursuant to registration under the Multi-Jurisdictional Disclosure System. International sales as permitted.

LISTING:

An application has been made to list the Common Shares on The Toronto Stock Exchange and the American Stock Exchange. The common shares currently trade on The Toronto Stock Exchange and the American Stock Exchange under the symbol “OZN”.

SYNDICATE:	BMO Capital Markets, CIBC World Markets, JP Morgan as Lead Managers and including Canaccord Adams, Raymond James

JOINT BOOKRUNNERS:	BMO Capital Markets, CIBC World Markets.

PRICING:	Expected the week of November 5, 2007.

CLOSING OF ISSUE:	Expected the week of November 12, 2007.

CONDITION OF CLOSING:	The closing of the Offering will be concurrent with and conditional upon the closing of the Acquisition.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets collect at 1-212-702-1969.